UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 9, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 333.0032463-1

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM S.A. ("Company" or “TIM”) (B3: TIMS3; NYSE: TIMB), in compliance with CVM Resolution 80/22, hereby informs its shareholders, the market in general and other interested parties regarding the execution of an amendment to the Advertising Agency Service Provision Agreement (“Contract” or “Agreement”) with BETC Havas Advertising Agency Ltda. (“BETC HAVAS”), on July 31, 2024.

1.	Parties Involved: TIM and BETC Havas Agência de Publicidade Ltda.
2.	Relationship with the issuer: BETC Havas Advertising Agency Ltda is a member company of the same controlling group.
3.	Reason for the operation: A competition (“RFQ”) was held in January 2022 to hire an agency responsible for providing advertising agency services to TIM S.A.. Within the scope of the RFQ carried out, 3 (three) specialized companies were invited to present their technical and commercial proposals in accordance with the specifications presented by TIM S.A. and BETC HAVAS was the winner.
4.	Object of the transaction: Amendment to the Advertising Agency Service Provision Contract with TIM S.A. extending the term for a period of 12 months, increasing the total amount involved.
5.	Main terms and conditions of the transaction:
•	Transaction Date: July 31, 2024
•	Duration: From May 1st, 2022 to April 30th, 2026
•	Amount Involved (reais): R$83,640,000.00, of which R$59,640,000.00 refers to the current contract and R$24,000,000.00 refers to the new addendum.
•	Warranty and insurance: BETC HAVAS and/or its SUBCONTRACTORS must maintain, during the term of this Contract, with reputable insurance companies and at always updated values, the following insurance policies: Personal Accident and/or Group Life; General Civil Liability; Professional Civil Liability; Insurance that guarantees and covers the risks inherent to the services provided for in the Contract.
•	Termination or rescission: TIM may terminate this Agreement in advance, by giving BETC HAVAS at least 30 (thirty) days' prior notice, and the other Party shall not be entitled to any compensation.

6.	Possible participation of shareholders or administrators of the counterparty in the decision-making process or in the negotiation of the Agreement as representatives of the Company:

The shareholders and administrators of Telecom Italia did not participate in the negotiation of the Agreement as agents of the issuer.

The Company's decision-making process was conducted independently, being examined and recommended for approval by the Statutory Audit Committee and, subsequently, examined and approved by the Company's Board of Directors.

The Contract approval process strictly followed applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7.	Detailed explanation of the reasons why the issuer's management considers that the transaction was conducted independently and equitably and that the payment of compensation is appropriate:

Having held a competition between 3 (three) invited companies, the technical proposals presented were evaluated and scored within the informed technical specification. Commercial proposals were also evaluated, as requested in the RFQ, based on the unit prices presented. The winner obtained the best score, both technical and commercial.

The Company's Statutory Audit Committee (formed only by independent members) and the Board of Directors therefore approved the transaction, which is in accordance with the Company's best interests.

Rio de Janeiro, August 9th, 2024.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 9, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer